CORPORATE & SHAREHOLDER SERVICES

August 16, 2004

Filed Via SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Autorite des Marches Financiers

Toronto Stock Exchange

Dear Sirs:

Subject:  Enterra Energy Trust (the “Corporation”)

We hereby confirm that on August 13, 2004, we sent by prepaid first class mail to the registered unitholders and to the non-registered unitholders appearing on the supplemental mailing list of the Trust a copy of the following materials:

1.

2004 Second Quarter Report for the six months ended June 30, 2004 / Management Discussion & Analysis

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Trust.

Yours truly,

OLYMPIA TRUST COMPANY

signed ”Carrie Regan”

Carrie Regan

Corporate Administrator

Corporate & Shareholder Services

Direct Line (403) 261-6105

cc:

Enterra Energy Trust

Attention: Lynn Wiebe

2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6  (403) 261-0900